UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Edison 401(k) Savings Plan
Rosemead, California
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP
We have served as the Plan's auditor since 2001.
Costa Mesa, California
June 26, 2019

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2018	2017
Assets
Investments, at fair value	$3,957,126	$4,351,785
Receivables
Notes receivable from participants	83,831	83,590
Dividends receivable	5,753	5,138
Receivable from brokers and other	4,700	4,199
Total receivables	94,284	92,927
Total assets	4,051,410	4,444,712

Liabilities
Payable to brokers and other	61,612	52,581
Total liabilities	61,612	52,581

Net assets available for plan benefits	$3,989,798	$4,392,131

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For the year ended December 31, 2018
Additions
Interest income on notes receivable from participants	$4,046
Contributions
Employer contributions, net of forfeitures	74,094
Participant and rollover contributions	144,730
Total net contributions	218,824
Total additions	222,870

Deductions
Investment income (loss)
Dividends	34,418
Interest income and other	15,495
Net depreciation in fair value of investments	(305,403)
Total investment loss	(255,490)
Management fees	(6,115)
Distributions to participants	(363,598)
Total deductions	(625,203)

Net decrease	(402,333)
Net assets available for plan benefits
Beginning of year	4,392,131
End of year	$3,989,798

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is the Southern California Edison Company ("SCE", the "Plan Sponsor"). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017 will receive noncontributory employer contributions of 6% for non-represented employees and 4-6%, based on age and service points, for represented employees.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.

Forfeitures

At December 31, 2018, there was no unused portion of forfeited non-vested accounts and at December 31, 2017, the unused portion of forfeited non-vested accounts totaled $14,000. These forfeited non-vested accounts are used to offset employer contributions. During 2018, employer contributions were reduced by $1,763,000 from forfeited non-vested accounts.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a more complete description of the mutual covenants.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator") and Conduent Inc. is the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of related party transactions.
Participant Accounts
Each participant account is adjusted for certain activities, including a participant's contribution, the employer's contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.23% to 10.51% as of December 31, 2018 and mature on various dates through January 2034. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant's account. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $83,831,000 and $83,590,000 as of December 31, 2018 and 2017, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $441,518,000 and $542,680,000 as of December 31, 2018 and 2017, respectively. Such investments represented approximately 11% and 12% of the Plan's net assets as of December 31, 2018 and 2017, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2018, and the quarterly report on Form 10-Q for the period ended March 31, 2019 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. For the year ended December 31, 2018, there were deemed distributions (excluding repayments) of $32,000 and loan offsets of $2,829,000 related to notes receivable from participants. The loan offsets are included in "Distributions to participants" in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
New Accounting Guidance
Accounting Guidance Not Yet Adopted
The FASB issued an accounting standards update in June 2016, and further amended the guidance in November 2018 and April 2019, related to the impairment of financial instruments. The new guidance adds an impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. This guidance applies to debt instruments and trade receivables. This guidance is effective on January 1, 2021. The impact of adopting this new guidance is being evaluated.
In August 2018, the FASB issued an accounting standards update to remove, modify, and add certain disclosure requirements related to fair value measurement. The guidance is effective January 1, 2021, with early adoption permitted. The adoption of this standard is not expected to have a material impact on disclosures.

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2018 and 2017. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2018 and 2017, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2018
(in thousands)	Level 1	Level 2	NAV [a]	Total
Edison International common stock fund	$437,721	$—	$3,797	$441,518
Money market fund	575	—	409,034	409,609
Self-directed brokerage accounts	425,811	5,890	—	431,701
Mutual fund	176,519	—	—	176,519
Collective investment funds	—	—	1,797,962	1,797,962
Separate managed funds:
Cash and other short-term investments	352	260	14,045	14,657
Mutual funds	—	—	580	580
Fixed income securities [b]	52,132	191,391	—	243,523
Common and preferred stocks	433,961	—	—	433,961
Other	523	6,573	—	7,096
Total separate managed funds	486,968	198,224	14,625	699,817
Total investments at fair value	$1,527,594	$204,114	$2,225,418	$3,957,126

	Investments at Fair Value as of December 31, 2017
(in thousands)	Level 1	Level 2	NAV [a]	Total
Edison International common stock fund	$534,864	$—	$7,816	$542,680
Money market fund	4,417	—	368,333	372,750
Self-directed brokerage accounts	425,284	7,316	—	432,600
Mutual fund	226,813	—	—	226,813
Collective investment funds	26,092	—	1,989,332	2,015,424
Separate managed funds:
Cash and other short-term investments	1,426	—	11,707	13,133
Mutual funds	—	—	172	172
Fixed income securities [b]	59,537	172,537	—	232,074
Common and preferred stocks	505,182	—	—	505,182
Other	6,662	4,295	—	10,957
Total separate managed funds	572,807	176,832	11,879	761,518
Total investments at fair value	$1,790,277	$184,148	$2,377,360	$4,351,785

[a]
These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.

[b]	The majority of dollar amounts of these securities consist of corporate bonds, U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between level 1, 2 or 3 during 2018 and 2017.

Fund Investments Valued at Net Asset Value per Share as a Practical Expedient
NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liability. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2018
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$426,876	Not applicable	Daily	None
Mutual fund [2]	580	Not applicable	Daily	None
Collective investment funds [3]	1,797,962	Not applicable	Daily	None
Total	$2,225,418

	December 31, 2017
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$387,856	Not applicable	Daily	None
Mutual fund [2]	172	Not applicable	Daily	None
Collective investment funds [3]	1,989,332	Not applicable	Daily	None
Total	$2,377,360

[1]
For the years ended December 31, 2018 and 2017, the combined money market fund investments of $426,876 and $387,856, respectively, are all invested in the State Street money market fund, including $14,045 and $11,707, respectively, in separate managed funds "Cash and short-term investments," and $3,797 and $7,816, respectively, in the "Edison International common stock fund."

The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

[2]	The investment objective of the bond mutual fund within the separately managed accounts is to seek maximum current income, consistent with preservation of capital and daily liquidity.

[3]
For the years ended December 31, 2018 and 2017, collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Common Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
5. Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
As of December 31, 2018, all participants were able to choose from among 19 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks, real assets and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2018	2017
Net assets available for plan benefits per the financial statements	$3,989,798	$4,392,131
Less: Amounts allocated to withdrawing participants	(1)	(1,557)
Less: Deemed distributions of participant loans	(1,158)	—
Net assets available for plan benefits per the Form 5500	$3,988,639	$4,390,574

The following is a reconciliation of total deductions per the financial statements to the Form 5500:
(in thousands)		For the year ended December 31, 2018
Total distribution to participants per the financial statements		$363,598
Add: Amounts allocated to withdrawing participants at December 31, 2018		1
Add: Deemed distributions of participant loans at December 31, 2018		1,158
Less: Amounts allocated to withdrawing participants at December 31, 2017		(1,557)
Benefits paid to participants per the Form 5500		$363,200
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.
7. Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.
The money market fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $188,000 for 2018 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $90,000 for 2018 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.
Certain investment fund managers have provided credits to Conduent Inc. of $821,000 for administrative and other services rendered to the Plan by the Plan Sponsor. These credits were used to reduce Conduent Inc.'s charge to the Plan Sponsor for services provided to the Plan.
See Note 10 regarding Edison International Common Stock Fund dividend payments.

8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.
9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.
10. Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,775,000 for the year ended December 31, 2018. On December 6, 2018, the Board of Directors of Edison International declared a common stock dividend of $0.6125 per share which was paid on January 31, 2019 to the shareholders of record as of December 31, 2018. As the record date was at year end, dividend income of $0.6125 per share amounting to approximately $4,701,000 was accrued and included in "Dividends receivable" in the accompanying financial statements at December 31, 2018. For the year ended December 31, 2017, $5,137,000 was accrued in dividend receivable and paid on January 31, 2018.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$441,518
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		409,609
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		809,837
	PIMCO***	Separate managed account in the core bond fund		157,171
	BlackRock Global Investors	Collective investment in the core bond fund		97,614
	Dodge & Cox***	Separate managed account in the core bond fund		99,668
	Harding Loevner	Collective investment in the core international stock fund		184,720
	Dodge & Cox	Mutual fund in the core international stock fund		176,519
	BlackRock Global Investors	Collective investment in the core international stock fund		178,824
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		171,379
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		53,826
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		101,894
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		12
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		46,956
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		183,264
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		158,920
	Blackrock Global Investors	Collective Investment in core real assets fund		52,385
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		23,493
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		61,110
	Blackrock Global Investors	Collective Investment in the commodities fund		18,788
	Cardinal Capital	Collective investment in the core U.S. small-medium company stock fund		50,626
	Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		47,292
		Total common collective, separate managed and mutual funds		2,674,298
Self-directed brokerage accounts
	Charles Schwab	Self-directed brokerage accounts		431,701
		Total investments		3,957,126
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.23% to 10.51%		83,831
		Total		$4,040,957

*	Party-in-interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	AT+T INC SR UNSECURED 07/21 VAR	$698
		ABBVIE INC SR UNSECURED 11/22 2.9	292
		ABBVIE INC SR UNSECURED 05/21 2.3	391
		ABBVIE INC SR UNSECURED 05/23 2.85	289
		ACTIVISION BLIZZARD SR UNSECURED 06/22 2.6	776
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/22 4.625	301
		AIR LEASE CORP SR UNSECURED 09/23 3	282
		AIR LEASE CORP SR UNSECURED 01/20 2.125	493
		AIRCASTLE LTD SR UNSECURED 03/21 5.125	102
		AIRCASTLE LTD SR UNSECURED 02/22 5.5	307
		ALIBABA GROUP HOLDING SR UNSECURED 06/23 2.8	194
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	8,870
		FNMA TBA 15 YR 3.5 SINGLE FAMILY MORTGAGE	1,011
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	8,892
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	5,703
		ALLSTATE CORP SR UNSECURED 03/21 VAR	198
		ALLY FINANCIAL INC COMPANY GUAR 01/19 3.5	300
		ALLY FINANCIAL INC SR UNSECURED 03/20 4.125	395
		AMERICAN ELECTRIC POWER SR UNSECURED 12/22 2.95	196
		AMERICAN ELECTRIC POWER SR UNSECURED 11/20 2.15	98
		AMERICAN EXPRESS CO SR UNSECURED 08/23 3.7	501
		AMERICAN TOWER CORP SR UNSECURED 09/20 5.05	102
		AMERICAN TOWER CORP SR UNSECURED 01/23 3.5	98
		AMERICAN TOWER CORP SR UNSECURED 01/22 2.25	383
		AMGEN INC SR UNSECURED 05/19 2.2	647
		AMGEN INC SR UNSECURED 05/20 VAR	300
		ANDEAVOR LOGIS LP/CORP COMPANY GUAR 12/22 3.5	97
		MORGAN STANLEY/CASH COLL DOMESTIC MASTER FORWARD	(590)
		ANTHEM INC SR UNSECURED 12/22 2.95	488
		APTIV PLC COMPANY GUAR 11/20 3.15	297
		VEREIT OPERATING PARTNER COMPANY GUAR 02/19 3	200
		ARROW ELECTRONICS INC SR UNSECURED 04/22 3.5	99
		ASTRAZENECA PLC SR UNSECURED 08/23 VAR	195
		AUTONATION INC COMPANY GUAR 01/21 3.35	99
		BANK OF AMERICA CORP SR UNSECURED 01/23 3.3	295
		BANK OF AMERICA CORP SR UNSECURED 01/23 VAR	492
		BANK OF AMERICA CORP SR UNSECURED 07/21 VAR	295
		BANK OF NY MELLON CORP SR UNSECURED 10/23 VAR	300
		BARCLAYS PLC SR UNSECURED 08/21 3.2	292
		BARCLAYS PLC SR UNSECURED 05/24 VAR	875

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	BARCLAYS PLC SR UNSECURED 05/24 VAR	$286
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	213
		BECTON DICKINSON AND CO SR UNSECURED 06/22 VAR	294
		BOC AVIATION LTD SR UNSECURED REGS 09/22 2.75	192
		BRIXMOR OPERATING PART SR UNSECURED 02/22 VAR	498
		BROADCOM CRP / CAYMN FI COMPANY GUAR 01/22 3	1,154
		CBS CORP COMPANY GUAR 02/23 2.5	283
		CNH INDUSTRIAL CAP LLC COMPANY GUAR 11/20 4.375	302
		CNH INDUSTRIAL CAP LLC COMPANY GUAR 04/21 4.875	203
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	503
		CVS HEALTH CORP SR UNSECURED 03/23 3.7	396
		CVS HEALTH CORP SR UNSECURED 03/20 3.125	1,098
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	149
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	92
		CALIFORNIA ST CAS 04/47 FLOATING VAR	402
		CAMPBELL SOUP CO SR UNSECURED 03/20 VAR	694
		CAMPBELL SOUP CO SR UNSECURED 03/23 3.65	780
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/20 VAR	500
		CAPITAL ONE MULTI ASSET EXECUT COMET 2016 A1 A1	300
		CARDINAL HEALTH INC SR UNSECURED 11/19 2.4	496
		CARDINAL HEALTH INC SR UNSECURED 06/22 2.616	385
		CARLISLE COS INC SR UNSECURED 12/24 3.5	96
		CELGENE CORP SR UNSECURED 08/22 3.55	198
		CENTERPOINT ENERGY RES SR UNSECURED 04/23 3.55	300
		CHARTER COMM OPT LLC/CAP SR SECURED 07/20 3.579	100
		CHARTER COMM OPT LLC/CAP SR SECURED 07/22 4.464	909
		CHICAGO IL CHI 01/22 FIXED 5.63	202
		CITIGROUP INC SR UNSECURED 04/22 2.75	583
		CITIGROUP INC SR UNSECURED 07/23 VAR	194
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	148
		COMCAST CORP COMPANY GUAR 10/20 VAR	299
		CONAGRA BRANDS INC SR UNSECURED 10/21 3.8	300
		CONSTELLATION BRANDS INC COMPANY GUAR 05/22 2.7	290
		CONSTELLATION BRANDS INC COMPANY GUAR 11/22 2.65	191
		EXELON CORP SR UNSECURED 12/20 5.15	306
		COOPERAT RABOBANK UA/NY SR UNSECURED 04/21 3.125	398
		COVIDIEN INTL FINANCE SA COMPANY GUAR 06/22 3.2	199
		CRED SUIS GP FUN LTD COMPANY GUAR 09/22 3.8	596
		CRED SUIS GP FUN LTD COMPANY GUAR 04/26 4.55	297
		CROWN CASTLE INTL CORP SR UNSECURED 04/22 4.875	103

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	CROWN CASTLE INTL CORP SR UNSECURED 02/21 3.4	$100
		CROWN CASTLE INTL CORP SR UNSECURED 09/21 2.25	97
		D.R. HORTON INC COMPANY GUAR 02/20 4	300
		DXC TECHNOLOGY CO SR UNSECURED 03/21 VAR	461
		DELTA AIR LINES INC SR UNSECURED 03/22 3.625	294
		DELTA AIR LINES INC SR UNSECURED 03/20 2.875	199
		DELTA AIR LINES INC SR UNSECURED 04/21 3.4	99
		DEUTSCHE BANK NY SR UNSECURED 11/22 3.3	463
		DEUTSCHE BANK NY SR UNSECURED 01/21 3.15	387
		DEUTSCHE BANK AG SR UNSECURED 05/19 VAR	498
		DISCOVERY COMMUNICATIONS COMPANY GUAR 09/19 VAR	100
		DISCOVERY COMMUNICATIONS COMPANY GUAR 03/23 2.95	96
		DISH DBS CORP COMPANY GUAR 09/19 7.875	408
		DOMINION ENERGY GAS HLDG SR UNSECURED 11/20 2.8	99
		DOWDUPONT INC SR UNSECURED 11/20 3.766	404
		KEURIG DR PEPPER INC COMPANY GUAR 11/21 2.53	290
		DUKE ENERGY CORP SR UNSECURED 09/21 3.55	100
		DUKE ENERGY CORP SR UNSECURED 08/22 3.05	392
		EMC CORP SR UNSECURED 06/20 2.65	96
		EQT CORP SR UNSECURED 10/22 3	569
		EQM MIDSTREAM PARTNERS L SR UNSECURED 07/23 4.75	399
		EBAY INC SR UNSECURED 01/23 2.75	96
		EBAY INC SR UNSECURED 01/23 VAR	495
		EMERA US FINANCE LP COMPANY GUAR 06/21 2.7	195
		ENBRIDGE INC COMPANY GUAR 06/20 VAR	199
		ENBRIDGE INC COMPANY GUAR 01/20 VAR	199
		ENERGY TRANSFER OPERATNG COMPANY GUAR 04/19 9	305
		ENTERGY CORP SR UNSECURED 07/22 4	202
		ENTERPRISE PRODUCTS OPER COMPANY GUAR 02/22 4.05	102
		EVERSOURCE ENERGY SR UNSECURED 03/22 2.75	98
		EXELON GENERATION CO LLC SR UNSECURED 03/22 3.4	197
		EXPRESS SCRIPTS HOLDING COMPANY GUAR 11/22 3.05	97
		FANNIE MAE NOTES 08/19 1.25	297
		FANNIE MAE FNR 2012 55 PC	1,720
		FANNIE MAE FNR 2013 36 JI	107
		FANNIE MAE FNR 2015 38 DF	116
		FANNIE MAE FNR 2015 87 BF	145
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF11 A	133
		FREDDIE MAC NOTES 10/19 1.25	375
		FNMA POOL 471600 FN 06/22 FIXED 2.64	279

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	FNMA POOL AH8434 FN 04/41 FIXED 5	$10
		FNMA POOL AL1983 FN 05/22 FIXED VAR	421
		FNMA POOL AL5853 FN 05/44 FIXED VAR	453
		FNMA POOL AL8946 FN 08/46 FIXED VAR	2,206
		FNMA POOL AW3558 FN 05/29 FIXED 3	222
		FANNIE MAE FNR 2004 10 ZB	69
		FREDDIE MAC FHR 2882 ZC	13
		FNMA POOL 725236 FN 03/34 FIXED VAR	7
		FNMA POOL 888638 FN 09/37 FIXED VAR	175
		FNMA POOL 894948 FN 08/36 FIXED 6	13
		FNMA POOL 995279 FN 12/38 FIXED VAR	9
		FNMA POOL AE0515 FN 04/40 FIXED VAR	14
		FIDELITY NATIONAL INFORM SR UNSECURED 08/21 2.25	24
		FIRSTENERGY CORP SR UNSECURED 07/22 2.85	390
		FLEX LTD SR UNSECURED 02/23 5	300
		FORD MOTOR CREDIT CO LLC SR UNSECURED 02/21 5.75	306
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/21 3.2	291
		FORD MOTOR CREDIT CO LLC SR UNSECURED 04/21 3.47	486
		FORD MOTOR CREDIT CO LLC SR UNSECURED 02/23 4.14	285
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/21 VAR	288
		FORTUNE BRANDS HOME + SE SR UNSECURED 09/23 4	297
		GATX CORP SR UNSECURED 07/19 2.5	298
		GENERAL MILLS INC SR UNSECURED 04/21 VAR	197
		GENERAL MOTORS CO SR UNSECURED 08/20 VAR	99
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 VAR	99
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 3.45	388
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/24 3.85	929
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/23 VAR	291
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	268
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	398
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	317
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	159
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	488
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	382
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H30 FB	106
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	133
		HSBC HOLDINGS PLC SR UNSECURED 05/21 2.95	494
		HSBC HOLDINGS PLC SR UNSECURED 05/24 VAR	298
		HSBC HOLDINGS PLC SR UNSECURED 06/29 VAR	297
		HARRIS CORPORATION SR UNSECURED 04/20 VAR	100

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	HARRIS CORPORATION SR UNSECURED 02/19 VAR	$200
		BRITISH TRA INTL FINANCE COMPANY GUAR REGS 11/21 0.0000	89
		HP ENTERPRISE CO SR UNSECURED 10/21 VAR	496
		HOSPITALITY PROP TRUST SR UNSECURED 02/21 4.25	201
		IMPAC SECURED ASSETS CORP. IMSA 2006 5 2A	148
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	222
		ING GROEP NV SR UNSECURED 10/23 4.1	200
		INTL BK RECON + DEVELOP SR UNSECURED 10/20 2	790
		INTL FLAVOR + FRAGRANCES SR UNSECURED 09/20 3.4	200
		INTL LEASE FINANCE CORP SR UNSECURED 12/20 8.25	108
		INTL LEASE FINANCE CORP SR UNSECURED 05/19 6.25	303
		INTL LEASE FINANCE CORP SR UNSECURED 01/22 8.625	222
		INTL LEASE FINANCE CORP SR UNSECURED 08/22 5.875	105
		INTERPUBLIC GROUP COS SR UNSECURED 03/22 4	101
		INTERPUBLIC GROUP COS SR UNSECURED 10/20 3.5	400
		IPALCO ENTERPRISES INC SR SECURED 07/20 3.45	100
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	523
		JPMORGAN CHASE + CO SR UNSECURED 06/21 2.4	391
		JPMORGAN CHASE + CO SR UNSECURED 04/23 VAR	582
		JPMORGAN CHASE + CO SR UNSECURED 04/24 VAR	198
		JPMORGAN CHASE + CO SR UNSECURED 04/24 VAR	193
		KLA TENCOR CORP SR UNSECURED 11/21 4.125	102
		KLA TENCOR CORP SR UNSECURED 11/24 4.65	307
		KINDER MORGAN INC COMPANY GUAR 01/23 VAR	195
		KRAFT HEINZ FOODS CO COMPANY GUAR 06/22 3.5	99
		KRAFT HEINZ FOODS CO COMPANY GUAR 07/22 3.5	394
		KRAFT HEINZ FOODS CO COMPANY GUAR 06/23 4	199
		LG+E AND KU ENERGY LLC SR UNSECURED 10/21 4.375	102
		LAM RESEARCH CORP SR UNSECURED 03/25 3.8	500
		LLOYDS BANK PLC COMPANY GUAR 05/21 3.3	399
		LLOYDS BANKING GROUP PLC SR UNSECURED 06/21 VAR	396
		MPLX LP SR UNSECURED 03/23 3.375	194
		MARATHON OIL CORP SR UNSECURED 11/22 2.8	188
		MASCO CORP SR UNSECURED 03/20 7.125	41
		MASCO CORP SR UNSECURED 04/21 3.5	100
		MASTR ASSET BACKED SECURITIES MABS 2006 AM1 A3	50
		MCCORMICK + CO SR UNSECURED 08/24 3.15	289
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	33
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	51
		MITSUBISHI UFJ FIN GRP SR UNSECURED 09/21 2.19	483

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	MITSUBISHI UFJ FIN GRP SR UNSECURED 07/22 2.665	$292
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/23 VAR	395
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/21 2.273	484
		MIZUHO FINANCIAL GROUP SR UNSECURED 02/22 VAR	200
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/22 VAR	496
		MOLSON COORS BREWING CO COMPANY GUAR 07/21 2.1	96
		MONDELEZ INTERNATIONAL SR UNSECURED 05/23 3.625	501
		MORGAN STANLEY SR UNSECURED 07/22 VAR	296
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	175
		NABORS INDUSTRIES INC COMPANY GUAR 09/20 5	289
		NATIONAL AUSTRALIA BK/NY SR UNSECURED 07/21 1.875	385
		NAVIENT CORP SR UNSECURED 07/21 6.625	289
		NETAPP INC SR UNSECURED 06/21 3.375	100
		NEW JERSEY ST ECON DEV AUTH RE NJSDEV 06/21 FIXED 4.521	307
		NEXTERA ENERGY CAPITAL COMPANY GUAR 09/19 VAR	300
		NISOURCE INC SR UNSECURED 11/22 2.65	191
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	285
		NORTHROP GRUMMAN CORP SR UNSECURED 10/22 2.55	290
		ONEOK INC COMPANY GUAR 02/22 4.25	101
		OWENS CORNING SR UNSECURED 12/22 4.2	496
		OWENS CORNING SR UNSECURED 12/24 4.2	248
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/22 6.125	209
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	580
		PIONEER NATURAL RESOURCE SR UNSECURED 07/22 3.95	100
		PLAINS ALL AMER PIPELINE SR UNSECURED 01/20 5.75	305
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	285
		PROGRESS ENERGY INC SR UNSECURED 03/19 7.05	302
		PUBLIC SERVICE ENTERPRIS SR UNSECURED 11/22 2.65	97
		QVC INC SR SECURED 07/22 5.125	202
		QUALCOMM INC SR UNSECURED 01/23 VAR	298
		REALTY INCOME CORP SR UNSECURED 10/22 3.25	99
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	200
		ENRGY TRANS PT/REG FIN COMPANY GUAR 09/20 5.75	308
		REYNOLDS AMERICAN INC COMPANY GUAR 06/22 4	297
		ROYAL BK SCOTLND GRP PLC SR UNSECURED 06/24 VAR	491
		SLC STUDENT LOAN TRUST SLCLT 2006 2 A5	350
		SLM STUDENT LOAN TRUST SLMA 2005 3 A5	201
		SLM CORP SR UNSECURED 04/22 5.125	97
		SL GREEN OPERATING PARTN COMPANY GUAR 08/21 VAR	100
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	53

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SABINE PASS LIQUEFACTION SR SECURED 02/21 5.625	$721
		SABINE PASS LIQUEFACTION SR SECURED 03/22 6.25	105
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,946
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/21 2.875	193
		SANTANDER UK PLC SR UNSECURED 06/21 3.4	497
		SEMPRA ENERGY SR UNSECURED 01/21 VAR	295
		SHIRE ACQ INV IRELAND DA COMPANY GUAR 09/21 2.4	677
		SOUTHERN CO SR UNSECURED 06/20 2.75	396
		SOUTHERN CO SR UNSECURED 07/21 2.35	97
		SOUTHWESTERN ENERGY CO COMPANY GUAR 01/25 6.2	290
		SPRINGLEAF FINANCE CORP COMPANY GUAR 12/19 5.25	401
		SPRINT CAPITAL CORP COMPANY GUAR 05/19 6.9	301
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	697
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	204
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	71
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/21 2.058	484
		SUMITOMO MITSUI FINL GRP SR UNSECURED 10/21 2.442	390
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/22 VAR	298
		SUMITOMO MITSUI FINL GRP SR UNSECURED 10/23 3.936	610
		SUNOCO LOGISTICS PARTNER COMPANY GUAR 02/22 4.65	102
		TECH DATA CORP SR UNSECURED 02/22 3.7	294
		TELEFONICA EMISIONES SAU COMPANY GUAR 07/19 5.877	303
		TELEFONICA EMISIONES SAU COMPANY GUAR 04/20 5.134	306
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/19 1.7	50
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/23 2.8	431
		THERMO FISHER SCIENTIFIC SR UNSECURED 02/22 3.3	299
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	68
		WARNER MEDIA LLC COMPANY GUAR 01/22 4	101
		TIME WARNER CABLE LLC SR SECURED 02/19 8.75	603
		TIME WARNER CABLE LLC SR SECURED 04/19 8.25	506
		TRIMBLE INC SR UNSECURED 06/28 4.9	394
		TRIUMPH GROUP INC COMPANY GUAR 04/21 4.875	179
		TYSON FOODS INC SR UNSECURED 06/20 VAR	298
		TYSON FOODS INC SR UNSECURED 09/23 3.9	100
		US TREASURY N/B 02/40 4.625	1,014
		US TREASURY N/B 05/40 4.375	245
		US TREASURY N/B 11/42 2.75	1,243
		US TREASURY N/B 05/43 2.875	195
		US TREASURY N/B 05/44 3.375	4,154
		US TREASURY N/B 08/44 3.125	4,696

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	US TREASURY N/B 11/44 3	$899
		TSY INFL IX N/B 02/45 0.75	192
		TSY INFL IX N/B 02/46 1	2,489
		TSY INFL IX N/B 02/48 1	389
		US TREASURY N/B 08/48 3	498
		US TREASURY N/B 07/24 2.125	1,400
		US TREASURY N/B 08/27 2.25	2,806
		US TREASURY N/B 11/27 2.25	1,186
		US TREASURY N/B 08/28 2.875	335
		US TREASURY N/B 11/28 3.125	603
		US TREASURY N/B 12/21 2.125	2,291
		US TREASURY N/B 03/22 1.75	203
		US TREASURY N/B 08/22 1.875	501
		US TREASURY N/B 09/22 1.75	1,177
		US TREASURY N/B 12/22 2.125	1,479
		US TREASURY N/B 11/21 1.75	6,075
		US TREASURY N/B 02/27 2.25	4,958
		US TREASURY N/B 04/22 1.75	251
		US TREASURY N/B 05/27 2.375	386
		US TREASURY N/B 06/22 2.125	883
		US TREASURY N/B 07/22 2	327
		UNITED TECHNOLOGIES CORP SR UNSECURED 08/21 3.35	100
		UNITED TECHNOLOGIES CORP SR UNSECURED 08/23 3.65	398
		UNITEDHEALTH GROUP INC SR UNSECURED 12/19 2.3	596
		UBS SECURITIES LLC DOM MSF CASH COLLATERAL	(260)
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	132
		VERIZON COMMUNICATIONS SR UNSECURED 05/25 VAR	388
		CCNGFIUS2 NOMURA GLOBAL BOC CCNGFIUS2 NOMURA GLOBAL BOC	(10)
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	540
		VMWARE INC SR UNSECURED 08/20 2.3	294
		VMWARE INC SR UNSECURED 08/22 2.95	286
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	23
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	243
		WP CAREY INC SR UNSECURED 04/24 4.6	406
		WELLS FARGO + COMPANY SR UNSECURED 01/23 VAR	297
		WELLS FARGO + COMPANY SR UNSECURED 02/22 VAR	397
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2003 E A1	127
		WELLS FARGO HOME EQUITY TRUST WFHET 2005 2 M5	107
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2005 AR12 1A1	178
		WELLTOWER INC SR UNSECURED 09/23 3.95	301

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	WESTPAC BANKING CORP SR UNSECURED 08/21 2	$387
		WEYERHAEUSER CO SR UNSECURED 10/19 7.375	411
		WILLIAMS COMPANIES INC SR UNSECURED 03/22 3.6	491
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	29
		ZIMMER BIOMET HOLDINGS SR UNSECURED 11/21 3.375	99
		ZIMMER BIOMET HOLDINGS SR UNSECURED 03/21 VAR	396
		ZOETIS INC SR UNSECURED 11/20 3.45	100
		EUROSAIL PLC ESAIL 2006 2X A2C REGS	165
		ALBA PLC ALBA 2006 2 A3B REGS	221
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	270
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	270
		SWPC02DJ8 CDS USD R F 1.00000	2,302
		SWPC02DJ8 CDS USD P V 03MOTC	(2,300)
		SWPC02J45 CDS USD R F .11000 1 ABX	769
		SWPC02J45 CDS USD P V 01MEVENT 2 ABX	(829)
		SWPC02J52 CDS USD R F .11000 1 ABX	220
		SWPC02J52 CDS USD P V 01MEVENT 2 ABX	(237)
		SWPC31J02 CDS USD R F 5.00000 FIX CDXTRANCHE	262
		SWPC31J02 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250)
		BWU00D7P7 IRS USD R V 03MLIBOR CCP CME	8,700
		BWU00D7P7 IRS USD P F 2.75000 CCP CME	(8,492)
		BWU00DAF5 IRS USD R V 03MLIBOR SWUV0DAF7 CCPVANILLA	2,800
		BWU00DAF5 IRS USD P F 2.00000 SWU00DAF5 CCPVANILLA	(2,780)
		SWPC0AJI6 CDS USD R F 1.00000 FIX CORPORATE	298
		SWPC0AJI6 CDS USD P V 03MEVENT FLO CORPORATE	(300)
		BWU00FLJ0 IRS USD R V 03MLIBOR SWUV0FLJ2 CCPVANILLA	400
		BWU00FLJ0 IRS USD P F 2.50000 SWU00FLJ0 CCPVANILLA	(371)
		SWPC0C0U5 CDS USD R F .50000 1 CMBX	503
		SWPC0C0U5 CDS USD P V 01MEVENT 2 CMBX	(500)
		SWPC0C1D2 CDS USD R F .50000 1 CMBX	697
		SWPC0C1D2 CDS USD P V 01MEVENT 2 CMBX	(700)
		SWPC0CRI3 CDS USD R F 1.00000 FIX SOVEREIGN	99
		SWPC0CRI3 CDS USD P V 03MEVENT FLO SOVEREIGN	(100)
		SWPC0D819 CDS USD R F 1.00000 FIX SOVEREIGN	592
		SWPC0D819 CDS USD P V 03MEVENT FLO SOVEREIGN	(600)
		BWU00INI4 IRS USD R V 03MLIBOR SWUV0INI6 CCPVANILLA	300
		BWU00INI4 IRS USD P F 2.25000 SWU00INI4 CCPVANILLA	(263)
		BWU00INB9 IRS USD R V 03MLIBOR SWUV0INB1 CCPVANILLA	5,600
		BWU00INB9 IRS USD P F 1.75000 SWU00INB9 CCPVANILLA	(5,235)
		SWPC0CJV3 CDS USD R F 1.00000 FIX SOVEREIGN	395

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC0CJV3 CDS USD P V 03MEVENT FLO SOVEREIGN	$(400)
		BWU00ISZ1 IRS USD R V 03MLIBOR SWUV0ISZ3 CCPVANILLA	3,300
		BWU00ISZ1 IRS USD P F 1.45000 SWU00ISZ1 CCPVANILLA	(3,228)
		SWPCCDX67 CDS USD R F 5.00000 FIX CDXTRANCHE	56
		SWPCCDX67 CDS USD P V 03MEVENT FLO CDXTRANCHE	(50)
		SWPC0E4G8 CDS USD R F 5.00000 1 CCPCORPORATE	208
		SWPC0E4G8 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		SWPC0EAN6 CDS USD R F 5.00000 1 CCPCORPORATE	105
		SWPC0EAN6 CDS USD P V 03MEVENT 2 CCPCORPORATE	(100)
		SWPC0DQH4 CDS USD R F 1.00000 1 CCPCORPORATE	301
		SWPC0DQH4 CDS USD P V 03MEVENT 2 CCPCORPORATE	(300)
		SWPC0F152 CDS USD R F 5.00000 1 CCPCORPORATE	112
		SWPC0F152 CDS USD P V 03MEVENT 2 CCPCORPORATE	(100)
		BWU00JF67 IRS JPY R V 06MLIBOR SWUV0JF69 CCPVANILLA	2,917
		BWU00JF67 IRS JPY P F .00000 SWU00JF67 CCPVANILLA	(2,897)
		SWPC0FJM6 CDS USD R F 1.00000 FIX SOVEREIGN	201
		SWPC0FJM6 CDS USD P V 03MEVENT FLO SOVEREIGN	(200)
		SWPC0FY98 CDS USD R F 1.00000 FIX SOVEREIGN	201
		SWPC0FY98 CDS USD P V 03MEVENT FLO SOVEREIGN	(200)
		BWU00MO45 IRS JPY R V 06MLIBOR SWUV0MO47 CCPVANILLA	2,917
		BWU00MO45 IRS JPY P F .30000 SWU00MO45 CCPVANILLA	(2,958)
		SWPCDX027 CDS USD R F 5.00000 FIX CDXTRANCHE	112
		SWPCDX027 CDS USD P V 03MEVENT FLO CDXTRANCHE	(100)
		SWPC0GCR0 CDS USD R F 1.00000 1 CCPCORPORATE	203
		SWPC0GCR0 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		BWU00NBH8 IRS USD R V 03MLIBOR SWUV0NBH0 CCPVANILLA	2,700
		BWU00NBH8 IRS USD P F 1.75000 SWU00NBH8 CCPVANILLA	(2,663)
		BWU00NM94 IRS USD R V 03MLIBOR SWUV0NM96 CCPVANILLA	5,200
		BWU00NM94 IRS USD P F 1.75000 SWU00NM94 CCPVANILLA	(5,092)
		SWU00PCT6 IRS BRL R F 7.22000 SWU00PCT6 CCPNDFPREDISWAP	1,252
		SWU00PCT6 IRS BRL P V 00MBRCDI SWUV0PCT8 CCPNDFPREDISWAP	(1,238)
		SWU00PGL9 IRS BRL R F 7.50000 SWU00PGL9 CCPNDFPREDISWAP	1,335
		SWU00PGL9 IRS BRL P V 00MBRCDI SWUV0PGL1 CCPNDFPREDISWAP	(1,316)
		BWU00PV81 IRS USD R V 03MLIBOR SWUV0PV83 CCPVANILLA	300
		BWU00PV81 IRS USD P F 3.00000 SWU00PV81 CCPVANILLA	(308)
		BWU00PUU3 IRS USD R V 03MLIBOR SWUV0PUU5 CCPVANILLA	32,800
		BWU00PUU3 IRS USD P F 2.75000 SWU00PUU3 CCPVANILLA	(32,852)
		BWU00QVY2 IRS GBP R V 06MLIBOR SWUV0QVY4 CCPVANILLA	2,165
		BWU00QVY2 IRS GBP P F 1.50000 SWU00QVY2 CCPVANILLA	(2,184)
		BWU00QRT8 IRS GBP R V 06MLIBOR SWUV0QRT0 CCPVANILLA	1,401

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	BWU00QRT8 IRS GBP P F 1.75000 SWU00QRT8 CCPVANILLA	$(1,472)
		SWPC0HCN7 CDS USD R F 1.00000 1 CCPCDX	3,218
		SWPC0HCN7 CDS USD P V 03MEVENT 2 CCPCDX	(3,200)
		SWPC0HDI7 CDS USD R F 1.00000 FIX CORPORATE	189
		SWPC0HDI7 CDS USD P V 03MEVENT FLO CORPORATE	(200)
		SWPC0HFY0 CDS USD R F 1.00000 FIX SOVEREIGN	98
		SWPC0HFY0 CDS USD P V 03MEVENT FLO SOVEREIGN	(100)
		SWPC1HH01 CDS USD R F 5.00000 FIX CDXTRANCHE	108
		SWPC1HH01 CDS USD P V 03MEVENT FLO CDXTRANCHE	(100)
		SWPC0HJ26 CDS USD R F 1.00000 1 CCPCORPORATE	573
		SWPC0HJ26 CDS USD P V 03MEVENT 2 CCPCORPORATE	(600)
		BWU00RP43 IRS USD R V 03MLIBOR SWUV0RP45 CCPVANILLA	300
		BWU00RP43 IRS USD P F 3.10000 SWU00RP43 CCPVANILLA	(307)
		BWU00RRN9 IRS USD R V 03MLIBOR SWUV0RRN1 CCPVANILLA	300
		BWU00RRN9 IRS USD P F 3.10000 SWU00RRN9 CCPVANILLA	(310)
		BWU00RTI8 IRS USD R V 03MLIBOR SWUV0RTI0 CCPVANILLA	400
		BWU00RTI8 IRS USD P F 3.06000 SWU00RTI8 CCPVANILLA	(409)
		BWU00RV79 IRS USD R V 03MLIBOR SWUV0RV71 CCPVANILLA	300
		BWU00RV79 IRS USD P F 3.08000 SWU00RV79 CCPVANILLA	(307)
		BWU00RVQ7 IRS USD R V 03MLIBOR SWUV0RVQ9 CCPVANILLA	300
		BWU00RVQ7 IRS USD P F 3.12000 SWU00RVQ7 CCPVANILLA	(307)
		SWU0SD199 IRS GBP R F 3.71750 SWUVSD191 CCPINFLATIONZERO	130
		SWU0SD199 IRS GBP P V 01MUKRPI SWU0SD199 CCPINFLATIONZERO	(127)
		SWU0SD181 IRS GBP R F 3.69500 SWUVSD183 CCPINFLATIONZERO	130
		SWU0SD181 IRS GBP P V 01MUKRPI SWU0SD181 CCPINFLATIONZERO	(127)
		BWU00RXR3 IRS USD R V 03MLIBOR SWUV0RXR5 CCPVANILLA	300
		BWU00RXR3 IRS USD P F 3.04000 SWU00RXR3 CCPVANILLA	(306)
		BWU00RZ18 IRS USD R V 03MLIBOR SWUV0RZ10 CCPVANILLA	300
		BWU00RZ18 IRS USD P F 2.96000 SWU00RZ18 CCPVANILLA	(305)
		BWU00S0Q9 IRS USD R V 03MLIBOR SWUV0S0Q1 CCPVANILLA	300
		BWU00S0Q9 IRS USD P F 2.89500 SWU00S0Q9 CCPVANILLA	(304)
		BWU00S3A1 IRS USD R V 03MLIBOR SWUV0S3A3 CCPVANILLA	300
		BWU00S3A1 IRS USD P F 2.92500 SWU00S3A1 CCPVANILLA	(305)
		BWU00S3P8 IRS USD R V 03MLIBOR SWUV0S3P0 CCPVANILLA	300
		BWU00S3P8 IRS USD P F 2.91000 SWU00S3P8 CCPVANILLA	(305)
		BWU00S3Z6 IRS USD R V 03MLIBOR SWUV0S3Z8 CCPVANILLA	600
		BWU00S3Z6 IRS USD P F 2.93000 SWU00S3Z6 CCPVANILLA	(610)
		BWU00S4F9 IRS USD R V 03MLIBOR SWUV0S4F1 CCPVANILLA	400
		BWU00S4F9 IRS USD P F 2.93000 SWU00S4F9 CCPVANILLA	(406)
		90DAY EUR FUTR JUN19 XCME 20190617	11

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	317U393M9 IRO USD 5Y P 2.25000 OCT19 2.25 PUT	$(165)
		317U394M8 IRO USD 30Y P 2.5400 OCT19 2.54 PUT	136
		317U516M1 IRO USD 5Y P 2.75000 NOV19 2.75 PUT	(65)
		317U517M0 IRO USD 30Y P 2.9000 NOV19 2.90 PUT	64
		31750C4X5 OTC ECAL USD VS JPY APR17 120 CALL	10
		317U857N6 IRO USD 5Y P 2.74000 SEP19 2.74 PUT	(79)
		317U858N5 IRO USD 30Y P 3.1535 SEP19 3.1535 PUT	48
		317U292P4 IRO USD 30Y P 2.9300 DEC19 2.93 PUT	51
		317U291P5 IRO USD 5Y P 2.75000 DEC19 2.75 PUT	(48)
		317U048Q9 IRO USD 5Y P 3.00000 APR20 3 PUT	(66)
		317U049Q8 IRO USD 30Y P 2.9550 APR20 2.955 PUT	97
		317U616Q1 IRO USD 5Y P 3.45000 JUN19 3.45 PUT	(1)
		317U617Q0 IRO USD 30Y P 3.4400 JUN19 3.44 PUT	2
		317U620Q5 IRO USD 2Y C 3.02500 JUN19 3.025 CALL	43
		317U621Q4 IRO USD 10Y C 3.0500 JUN19 3.05 CALL	(35)
		NTT FINANCE CORP SR UNSECURED REGS 07/21 1.9	578
		REPUBLIC OF ARGENTINA BONDS 04/22 VAR	1
		REPUBLIC OF ARGENTINA BONDS 06/20 VAR	111
		VOLKSWAGEN BANK GMBH SR UNSECURED REGS 09/21 0.625	113
		90DAY EUR FUTR DEC20 XCME 20201214	14
		FED FUND 30DAY JAN19 XCBT 20190131	(1)
		US 5YR NOTE (CBT) MAR19 XCBT 20190329	190
		US 2YR NOTE (CBT) MAR19 XCBT 20190329	(170)
		US 10YR NOTE (CBT)MAR19 XCBT 20190320	422
		US LONG BOND(CBT) MAR19 XCBT 20190320	47
		EURO-BUND FUTURE MAR19 XEUR 20190307	10
		317U113R7 IRO USD 2Y C 3.05000 SEP19 3.05000 CALL	99
		317U114R6 IRO USD 10Y C 3.0545 SEP19 3.05450 CALL	(75)
		317U156R5 IRO USD 2Y C 3.12000 SEP19 3.12000 CALL	55
		317U157R4 IRO USD 10Y C 3.1000 SEP19 3.10000 CALL	(40)
		3175Z8275 CDX.O P 0.85 IG31 5Y JAN19 0.85 PUT	(1)
		3175SA419 CDX.O P 0.90 IG31 5Y JAN19 0.90 PUT	(2)
		3175TY846 CDX.O P 1.00 IG31 5Y JAN19 1.00 PUT	(1)
		317U398R3 IRO USD 5Y P 3.70000 OCT19 3.70000 PUT	(1)
		317U399R2 IRO GBP 5Y P 2.08000 OCT19 2.08000 PUT	4
		317583748 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	(1)
		3175SA559 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	(1)
		317U552R5 IRO USD 2Y C 3.24000 NOV19 3.24 CALL	553
		317U553R4 IRO USD 10Y C 3.3425 NOV19 3.3425 CALL	(491)
		3175SA708 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	(1)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	317U724R8 IRO USD 5Y C 2.89000 JAN19 2.89000 CALL	$(4)
		3175SC027 CDX.O P 1.00 IG31 5Y FEB19 1.00 PUT	(1)
		317U737R3 IRO USD 5Y C 2.85000 JAN19 2.85000 CALL	(5)
		3175SC985 CDX O P 0.9 IG31 5Y FEB19 0.9 PUT	(1)
		317U757R8 IRO USD 5Y C 2.76 M JAN19 2.76 CALL	(3)
		317U764R9 IRO USD 5Y C 2.72000 JAN19 2.72000 CALL	(2)
		317U792R5 IRO USD 5Y C 2.76000 JAN19 2.76000 CALL	(4)
		317584191 CDX.O P 1.10 IG31 5Y FEB19 1.10 PUT	(1)
		317U805R0 IRO USD 5Y C 2.65000 JAN19 2.65000 CALL	(1)
		3175RT583 CDX.O P 2.40 IG31 5Y SEP19 2.40 PUT	(1)
		ARGENTINE PESO	45
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	252
		YANLORD LAND HK CO LTD COMPANY GUAR REGS 01/22 5.875	294
		ALPHA STAR HOLDING LTD COMPANY GUAR REGS 04/19 4.97	298
		DANISH KRONE	1
		EURO CURRENCY	26
		CHINA EVERGRANDE GROUP SR SECURED REGS 03/22 8.25	288
		COUNTRY GARDEN HLDG CO SR SECURED REGS 03/20 7.5	303
		CSN ISLANDS XI CORP COMPANY GUAR REGS 09/19 6.875	100
		POUND STERLING	216
		NEW ISRAELI SHEQEL	1
		JAPANESE YEN	65
		CENT ELET BRASILEIRAS SA SR UNSECURED REGS 07/19 6.875	101
		US DOLLAR	(1,888)
		Total PIMCO	$157,171

	Dodge & Cox	AT+T INC SR UNSECURED 02/39 6.55	$557
		AT+T INC SR UNSECURED 05/25 3.4	400
		AT+T INC SR UNSECURED 05/46 4.75	133
		AT+T INC SR UNSECURED 02/47 5.65	200
		ALLERGAN FUNDING SCS COMPANY GUAR 03/22 3.45	271
		ALLERGAN FUNDING SCS COMPANY GUAR 03/25 3.8	195
		AMERICAN EXPRESS CREDIT ACCOUN AMXCA 2017 3 A	591
		AT+T INC SR UNSECURED 09/40 5.35	170
		BANK OF AMERICA CREDIT CARD TR BACCT 2018 A1 A1	402
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,508
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	481
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	99
		BANK OF AMERICA CORP SR UNSECURED 07/23 VAR	798

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	BANK OF AMERICA CORP SR UNSECURED 12/23 VAR	$97
		BARCLAYS PLC SUBORDINATED 09/24 4.375	283
		BARCLAYS PLC SUBORDINATED 05/28 4.836	184
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	608
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	338
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	924
		CIGNA HOLDING CO COMPANY GUAR 06/20 5.125	538
		CVS HEALTH CORP SR UNSECURED 03/23 3.7	544
		CVS HEALTH CORP SR UNSECURED 03/25 4.1	99
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	220
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	120
		CALIFORNIA ST CAS 10/39 FIXED 7.3	240
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,374
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	461
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	241
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	149
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	874
		CHARTER COMM OPT LLC/CAP SR SECURED 04/48 5.75	117
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	967
		COMCAST CORP COMPANY GUAR 11/47 3.969	268
		COMCAST CORP COMPANY GUAR 10/25 3.95	101
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	1,524
		DOMINION ENERGY INC JR SUBORDINA 04/21 VAR	277
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	474
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	335
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	362
		ERP OPERATING LP SR UNSECURED 12/21 4.625	93
		ERP OPERATING LP SR UNSECURED 04/23 3	566
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	1,728
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	77
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	61
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	344
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	103
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	1,179
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	173
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	197
		FED HM LN PC POOL G08768 FG 06/47 FIXED 4.5	488
		FED HM LN PC POOL G08818 FG 06/48 FIXED 4.5	1,920
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	67
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	70

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	$281
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	1,890
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	340
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	70
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	168
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	863
		FED HM LN PC POOL V83156 FG 04/47 FIXED 4.5	650
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	880
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	234
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	120
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	221
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	335
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	360
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	1,999
		FANNIE MAE FNR 2013 106 MA	121
		FREDDIE MAC FHR 4283 EW	583
		FNMA POOL AL0238 FN 03/26 FIXED VAR	1,241
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	45
		FNMA POOL AL6209 FN 07/21 FIXED VAR	74
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	1,031
		FNMA POOL AL7147 FN 02/45 FIXED VAR	139
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	289
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	404
		FNMA POOL AL7205 FN 12/29 FIXED VAR	151
		FNMA POOL AL7384 FN 09/45 FIXED VAR	276
		FNMA POOL AL9781 FN 02/46 FIXED VAR	543
		FNMA POOL AL9096 FN 10/42 FIXED VAR	534
		FNMA POOL AL9407 FN 09/42 FIXED VAR	156
		FNMA POOL AL8830 FN 10/34 FIXED VAR	738
		FNMA POOL AL8816 FN 09/45 FIXED VAR	555
		FNMA POOL AS9299 FN 03/37 FIXED 3.5	389
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	114
		FREDDIE MAC FHR 2957 VZ	329
		FANNIE MAE FNR 2009 66 ET	29
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	90
		FANNIE MAE FNR 2007 50 DZ	144
		FNMA POOL 704235 FN 05/33 FIXED 5.5	40
		FNMA POOL 725228 FN 03/34 FIXED VAR	1
		FNMA POOL 725229 FN 03/34 FIXED VAR	77
		FNMA POOL 735503 FN 04/35 FIXED VAR	2

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FNMA POOL BF0045 FN 03/52 FIXED 4.5	$652
		FNMA POOL BH5372 FN 08/47 FIXED 4	956
		FNMA POOL BK0922 FN 07/48 FIXED 4.5	913
		FNMA POOL BK1966 FN 03/48 FIXED 4	1,319
		FNMA POOL BK5257 FN 05/48 FIXED 4	1,385
		FNMA POOL BM1357 FN 01/43 FIXED VAR	650
		FNMA POOL CA1909 FN 06/48 FIXED 4.5	766
		FNMA POOL 888560 FN 11/35 FIXED VAR	76
		FNMA POOL 889072 FN 12/37 FIXED VAR	241
		FNMA POOL 889984 FN 10/38 FIXED VAR	226
		FNMA POOL 965097 FN 09/38 FLOATING VAR	97
		FNMA POOL 976853 FN 11/29 FIXED 5.5	123
		FNMA POOL 995006 FN 10/38 FLOATING VAR	35
		FNMA POOL 995051 FN 03/37 FIXED VAR	57
		FNMA POOL AB1763 FN 11/30 FIXED 4	52
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	415
		FNMA POOL MA2508 FN 01/36 FIXED 4	291
		FNMA POOL AD0198 FN 09/38 FIXED VAR	62
		FNMA POOL AD0244 FN 10/24 FIXED VAR	328
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/20 8.125	285
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	667
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/22 4.25	192
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/21 3.813	340
		FREDDIE MAC SCRT SCRT 2017 4 M45T	582
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	1,217
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	1,674
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	672
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	256
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	652
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	181
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	197
		HSBC HOLDINGS PLC SR UNSECURED 05/24 VAR	448
		ILLINOIS ST ILS 06/33 FIXED 5.1	501
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	489
		JPMORGAN CHASE + CO SUBORDINATED 10/27 4.25	246
		JPMORGAN CHASE + CO SR UNSECURED 07/24 VAR	451
		KINDER MORGAN ENER PART COMPANY GUAR 03/43 5	227
		KINDER MORGAN ENER PART COMPANY GUAR 02/24 4.15	223
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	554
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	311

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	LLOYDS BANKING GROUP PLC SR UNSECURED 08/23 4.05	$247
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	459
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	188
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	444
		NOKIA OYJ SR UNSECURED 05/19 5.375	99
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	764
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/44 7.25	197
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/27 7.375	1,027
		PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	419
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	101
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	103
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	305
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	601
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	810
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	507
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	2,603
		SLM STUDENT LOAN TRUST SLMA 2005 5 A5	500
		SLM STUDENT LOAN TRUST SLMA 2011 1 A2	2,760
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	3,513
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/19 7.175	639
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	215
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	199
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	257
		TIME WARNER CABLE LLC SR SECURED 04/19 8.25	910
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	584
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	428
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	188
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	280
		21ST CENTURY FOX AMERICA COMPANY GUAR 03/37 6.15	184
		21ST CENTURY FOX AMERICA COMPANY GUAR 11/37 6.65	296
		UNUM GROUP SR UNSECURED 12/28 6.75	260
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	434
		US TREASURY N/B 11/24 2.125	2,635
		US TREASURY N/B 03/25 2.625	2,507
		US TREASURY N/B 08/25 2.75	1,010
		US TREASURY N/B 10/25 3	4,298
		US TREASURY N/B 11/28 3.125	1,971
		US TREASURY N/B 06/25 2.75	1,515
		UNITED TECHNOLOGIES CORP SR UNSECURED 08/21 3.35	100
		UNITED TECHNOLOGIES CORP SR UNSECURED 08/23 3.65	373

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	VERIZON COMMUNICATIONS SR UNSECURED 09/48 4.522	$1,500
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	307
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	467
		WELLS FARGO BANK NA SR UNSECURED 12/19 2.15	619
		WELLS FARGO BANK NA SR UNSECURED 12/19 VAR	326
		WELLS FARGO BANK NA SR UNSECURED 08/23 3.55	249
		XEROX CORPORATION SR UNSECURED 05/21 4.5	707
		ZOETIS INC SR UNSECURED 11/20 3.45	150
		ZOETIS INC SR UNSECURED 11/25 4.5	308
		Total Dodge & Cox	$99,668

	Jackson Square Partners	AMAG PHARMACEUTICALS INC COMMON STOCK USD.01	$959
		ABIOMED INC COMMON STOCK USD.01	1,084
		AFFILIATED MANAGERS GROUP COMMON STOCK USD.01	993
		BIO TECHNE CORP COMMON STOCK USD.01	2,695
		CARS.COM INC COMMON STOCK USD.01	2,182
		COUPA SOFTWARE INC COMMON STOCK USD.0001	1,970
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	2,387
		EQUITY COMMONWEALTH REIT USD.01	3,548
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	1,568
		GCI LIBERTY INC CLASS A COMMON STOCK USD.01	1,056
		GRACO INC COMMON STOCK USD1.0	1,719
		HAEMONETICS CORP/MASS COMMON STOCK USD.01	1,320
		J2 GLOBAL INC COMMON STOCK USD.01	2,986
		LENDINGTREE INC COMMON STOCK USD.01	2,152
		LIBERTY MEDIA CORP LIBERTY C TRACKING STK USD.01	1,365
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	2,567
		LIVERAMP HOLDINGS INC COMMON STOCK USD.1	3,266
		MSCI INC COMMON STOCK USD.01	834
		NEW YORK TIMES CO A COMMON STOCK USD.1	3,215
		PAYCOM SOFTWARE INC COMMON STOCK USD.01	2,117
		PORTOLA PHARMACEUTICALS INC COMMON STOCK USD.001	778
		REDFIN CORP COMMON STOCK	1,848
		STITCH FIX INC CLASS A COMMON STOCK USD.00002	1,029
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	279
		TRIPADVISOR INC COMMON STOCK USD.001	1,061
		UBIQUITI NETWORKS INC COMMON STOCK USD.001	673
		VARONIS SYSTEMS INC COMMON STOCK USD.001	1,416
		WYNDHAM HOTELS + RESORTS INC COMMON STOCK USD.01	1,907
		YELP INC COMMON STOCK USD.000001	1,614

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Jackson Square Partners	LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	$1,464
		WIX.COM LTD COMMON STOCK ILS.01	1,774
		Total Jackson Square Partners	$53,826

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$12
		Total Next Century	$12

	AJO Partners	AES CORP COMMON STOCK USD.01	$502
		AARON S INC COMMON STOCK USD.5	250
		ALLIED MOTION TECHNOLOGIES COMMON STOCK	199
		AMERICOLD REALTY TRUST REIT USD.01	463
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	152
		APPLIED GENETIC TECHNOLOGIES COMMON STOCK USD.001	14
		ARCH COAL INC A COMMON STOCK USD.01	258
		ARMADA HOFFLER PROPERTIES IN REIT USD.01	362
		ARMSTRONG FLOORING INC COMMON STOCK USD.0001	117
		ASHFORD HOSPITALITY TRUST REIT USD.01	185
		ASPEN TECHNOLOGY INC COMMON STOCK USD.1	178
		ATKORE INTERNATIONAL GROUP I COMMON STOCK USD.01	254
		AVNET INC COMMON STOCK USD1.0	522
		AVON PRODUCTS INC COMMON STOCK USD.25	151
		BANCORP INC/THE COMMON STOCK USD1.0	247
		BANNER CORPORATION COMMON STOCK USD.01	74
		BARNES + NOBLE EDUCATION INC COMMON STOCK USD.01	117
		BAYCOM CORP COMMON STOCK	202
		WR BERKLEY CORP COMMON STOCK USD.2	549
		BIOSPECIFICS TECHNOLOGIES COMMON STOCK USD.001	272
		BJ S RESTAURANTS INC COMMON STOCK	240
		BLACKROCK TCP CAPITAL CORP COMMON STOCK USD.001	297
		BRAEMAR HOTELS + RESORTS INC REIT USD.01	237
		BRIDGE BANCORP INC COMMON STOCK USD.01	176
		BRINKER INTERNATIONAL INC COMMON STOCK USD.1	249
		BRIXMOR PROPERTY GROUP INC REIT USD.01	390
		CSS INDUSTRIES INC COMMON STOCK USD.1	106
		CRA INTERNATIONAL INC COMMON STOCK	287
		CNO FINANCIAL GROUP INC COMMON STOCK USD.01	452
		CSW INDUSTRIALS INC COMMON STOCK USD.01	246
		CEDAR REALTY TRUST INC REIT USD.06	210
		CENTRAL PACIFIC FINANCIAL CO COMMON STOCK	354

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	CENTURY BANCORP INC CL A COMMON STOCK USD1.0	$101
		CHESAPEAKE LODGING TRUST REIT USD.01	214
		CINEMARK HOLDINGS INC COMMON STOCK USD.001	353
		CITI TRENDS INC COMMON STOCK USD.01	135
		CITY OFFICE REIT INC REIT USD.01	299
		CLIPPER REALTY INC REIT USD.01	59
		COLLIERS INTERNATIONAL GROUP COMMON STOCK	274
		COMFORT SYSTEMS USA INC COMMON STOCK USD.01	354
		CONSOL ENERGY INC COMMON STOCK USD.01	141
		CONTINENTAL BUILDING PRODUCT COMMON STOCK USD.001	346
		COOPER TIRE + RUBBER COMMON STOCK USD1.0	187
		COREPOINT LODGING INC REIT USD.01	247
		COVENANT TRANSPORT GRP CL A COMMON STOCK USD.01	161
		COWEN INC COMMON STOCK USD.01	251
		DHI GROUP INC COMMON STOCK USD.01	64
		DECKERS OUTDOOR CORP COMMON STOCK USD.01	480
		DOMTAR CORP COMMON STOCK USD.01	374
		EAGLE PHARMACEUTICALS INC COMMON STOCK USD.001	144
		EMCOR GROUP INC COMMON STOCK USD.01	340
		ENOVA INTERNATIONAL INC COMMON STOCK USD.00001	201
		EXTERRAN CORP COMMON STOCK USD.01	244
		FINANCIAL INSTITUTIONS INC COMMON STOCK USD.01	231
		FIRST CITIZENS BCSHS CL A COMMON STOCK USD1.0	419
		FIRST FINANCIAL CORP/INDIANA COMMON STOCK	71
		1ST SOURCE CORP COMMON STOCK	247
		FIRSTSERVICE CORP COMMON STOCK	417
		FOOT LOCKER INC COMMON STOCK USD.01	342
		FORTUNA SILVER MINES INC COMMON STOCK	274
		GENESCO INC COMMON STOCK USD1.0	228
		GLADSTONE COMMERCIAL CORP REIT USD.001	244
		GLOBAL MEDICAL REIT INC REIT	204
		GRAN TIERRA ENERGY INC COMMON STOCK USD.001	197
		GREENHILL + CO INC COMMON STOCK USD.01	185
		HD SUPPLY HOLDINGS INC COMMON STOCK USD.01	604
		HALLADOR ENERGY CO COMMON STOCK USD.01	87
		HANOVER INSURANCE GROUP INC/ COMMON STOCK USD.01	652
		HAVERTY FURNITURE COMMON STOCK USD1.0	94
		HEIDRICK + STRUGGLES INTL COMMON STOCK USD.01	213
		HERC HOLDINGS INC COMMON STOCK USD.01	131
		HERSHA HOSPITALITY TRUST REIT USD.01	125

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	HOLLYFRONTIER CORP COMMON STOCK USD.01	$488
		HOMETRUST BANCSHARES INC COMMON STOCK	192
		ICF INTERNATIONAL INC COMMON STOCK USD.001	126
		INDEPENDENT BANK CORP MICH COMMON STOCK USD1.0	283
		INGLES MARKETS INC CLASS A COMMON STOCK USD.05	193
		INSIGHT ENTERPRISES INC COMMON STOCK USD.01	300
		INNOPHOS HOLDINGS INC COMMON STOCK USD.001	175
		INNOVIVA INC COMMON STOCK	299
		INTEST CORP COMMON STOCK USD.01	88
		INTL FCSTONE INC COMMON STOCK USD.01	281
		JABIL INC COMMON STOCK USD.001	537
		JONES LANG LASALLE INC COMMON STOCK USD.01	84
		J2 GLOBAL INC COMMON STOCK USD.01	340
		K12 INC COMMON STOCK USD.0001	358
		KIMBALL INTERNATIONAL B COMMON STOCK USD.05	205
		KIMBALL ELECTRONICS INC COMMON STOCK	195
		KULICKE + SOFFA INDUSTRIES COMMON STOCK	70
		LSI INDUSTRIES INC COMMON STOCK	111
		LANNETT CO INC COMMON STOCK USD.001	16
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	184
		LIFEVANTAGE CORP COMMON STOCK USD.0001	145
		MDU RESOURCES GROUP INC COMMON STOCK USD1.0	59
		MGIC INVESTMENT CORP COMMON STOCK USD1.0	322
		MSG NETWORKS INC A COMMON STOCK USD.01	94
		MANHATTAN ASSOCIATES INC COMMON STOCK USD.01	159
		MARCUS CORPORATION COMMON STOCK USD1.0	241
		MASTERCRAFT BOAT HOLDINGS IN COMMON STOCK USD.01	90
		MERCER INTERNATIONAL INC COMMON STOCK USD1.0	191
		MERCHANTS BANCORP/IN COMMON STOCK	63
		METHANEX CORP COMMON STOCK	255
		MICROSTRATEGY INC CL A COMMON STOCK USD.001	398
		MIDWESTONE FINANCIAL GROUP I COMMON STOCK USD.01	31
		HERMAN MILLER INC COMMON STOCK USD.2	307
		MILLER INDUSTRIES INC/TENN COMMON STOCK USD.01	147
		MINERVA NEUROSCIENCES INC COMMON STOCK USD.0001	129
		MOELIS + CO CLASS A COMMON STOCK USD.01	230
		MOOG INC CLASS A COMMON STOCK USD1.0	470
		MURPHY USA INC COMMON STOCK	355
		NRG ENERGY INC COMMON STOCK USD.01	750
		NATURAL HEALTH TRENDS CORP COMMON STOCK USD.001	97

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	NAVIENT CORP COMMON STOCK USD.01	$314
		NEW MEDIA INVESTMENT GROUP COMMON STOCK USD.01	162
		NORTH AMERICAN CONSTRUCTION COMMON STOCK	68
		NORTHRIM BANCORP INC COMMON STOCK USD1.0	152
		NU SKIN ENTERPRISES INC A COMMON STOCK USD.001	413
		OFG BANCORP COMMON STOCK USD1.0	325
		OLD REPUBLIC INTL CORP COMMON STOCK USD1.0	504
		OLD SECOND BANCORP INC COMMON STOCK USD1.0	244
		OLYMPIC STEEL INC COMMON STOCK	18
		OPPENHEIMER HOLDINGS CL A COMMON STOCK USD.001	151
		OVERSEAS SHIPHOLDING GROUP A COMMON STOCK	118
		PBF ENERGY INC CLASS A COMMON STOCK USD.001	376
		PC CONNECTION INC COMMON STOCK USD.01	51
		PCM INC COMMON STOCK USD.001	170
		PNM RESOURCES INC COMMON STOCK	50
		PARK HOTELS + RESORTS INC REIT USD.01	490
		PHIBRO ANIMAL HEALTH CORP A COMMON STOCK USD.001	236
		PHOTRONICS INC COMMON STOCK USD.01	314
		POINTS INTERNATIONAL LTD COMMON STOCK	145
		POPULAR INC COMMON STOCK USD.01	595
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK	544
		PRESTIGE CONSUMER HEALTHCARE COMMON STOCK USD.01	178
		PROGRESS SOFTWARE CORP COMMON STOCK USD.01	250
		PROPETRO HOLDING CORP COMMON STOCK	41
		PSYCHEMEDICS CORP COMMON STOCK USD.005	41
		QUANTA SERVICES INC COMMON STOCK USD.00001	497
		RMR GROUP INC/THE A COMMON STOCK	256
		RTI SURGICAL HDS INC COMMON STOCK USD.001	113
		RADIAN GROUP INC COMMON STOCK USD.001	474
		RADIANT LOGISTICS INC COMMON STOCK USD.001	126
		REGIONAL MANAGEMENT CORP COMMON STOCK USD.1	196
		REINSURANCE GROUP OF AMERICA COMMON STOCK USD.01	166
		RENEWABLE ENERGY GROUP INC COMMON STOCK USD.0001	281
		REPUBLIC BANCORP INC CLASS A COMMON STOCK	110
		RESOLUTE FOREST PRODUCTS COMMON STOCK USD.001	154
		REX AMERICAN RESOURCES CORP COMMON STOCK USD.01	242
		ROSETTA STONE INC COMMON STOCK USD.00005	116
		SANTANDER CONSUMER USA HOLDI COMMON STOCK USD.01	242
		SIERRA BANCORP COMMON STOCK	183
		SILVERBOW RESOURCES INC COMMON STOCK	150

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	SOUTHERN NATL BANCORP OF VA COMMON STOCK USD.01	$35
		SOUTHWEST GAS HOLDINGS INC COMMON STOCK USD1.0	92
		SPIRIT REALTY CAPITAL INC REIT USD.05	559
		SPOK HOLDINGS INC COMMON STOCK USD.0001	156
		STEEL DYNAMICS INC COMMON STOCK USD.005	493
		STELLUS CAPITAL INVESTMENT C COMMON STOCK USD.001	177
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	502
		THL CREDIT INC COMMON STOCK USD.001	145
		TASEKO MINES LTD COMMON STOCK	12
		TELEPHONE AND DATA SYSTEMS COMMON STOCK USD.01	449
		TERADATA CORP COMMON STOCK USD.01	401
		TIVITY HEALTH INC COMMON STOCK USD.001	229
		TOWER INTERNATIONAL INC COMMON STOCK USD.01	246
		TRANSGLOBE ENERGY CORP COMMON STOCK	109
		TRAVELZOO COMMON STOCK USD.01	136
		TREDEGAR CORP COMMON STOCK	128
		TRIMAS CORP COMMON STOCK USD.01	142
		TRUEBLUE INC COMMON STOCK	159
		UGI CORP COMMON STOCK	695
		USA TRUCK INC COMMON STOCK USD.01	134
		USANA HEALTH SCIENCES INC COMMON STOCK USD.001	314
		UNITIL CORP COMMON STOCK	322
		VECTRUS INC COMMON STOCK USD.01	150
		VEREIT INC REIT USD.01	621
		VERITIV CORP COMMON STOCK USD.01	126
		VERSO CORP A COMMON STOCK	254
		VISHAY INTERTECHNOLOGY INC COMMON STOCK USD.1	257
		VISHAY PRECISION GROUP COMMON STOCK	102
		VITAMIN SHOPPE INC COMMON STOCK USD.01	112
		VOYA FINANCIAL INC COMMON STOCK USD.01	189
		WARRIOR MET COAL INC COMMON STOCK USD.01	202
		WESCO INTERNATIONAL INC COMMON STOCK USD.01	452
		XENIA HOTELS + RESORTS INC REIT USD.01	452
		ZIX CORP COMMON STOCK USD.01	193
		ENDO INTERNATIONAL PLC COMMON STOCK USD.0001	139
		HERBALIFE NUTRITION LTD COMMON STOCK USD.002	494
		HORIZON PHARMA PLC COMMON STOCK USD.0001	279
		ICON PLC COMMON STOCK EUR.06	137
		MALLINCKRODT PLC COMMON STOCK USD.2	141
		CERAGON NETWORKS LTD COMMON STOCK ILS.01	134

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	TARO PHARMACEUTICAL INDUS COMMON STOCK ILS.0001	$327
		Total AJO Partners	$46,956

	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	$9,332
		ALPHABET INC CL C COMMON STOCK USD.001	5,229
		ALPHABET INC CL A COMMON STOCK USD.001	5,118
		AMAZON.COM INC COMMON STOCK USD.01	12,001
		AMERICAN EXPRESS CO COMMON STOCK USD.2	2,149
		AMGEN INC COMMON STOCK USD.0001	3,649
		AUTODESK INC COMMON STOCK USD.01	7,439
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,721
		CERNER CORP COMMON STOCK USD.01	3,930
		CISCO SYSTEMS INC COMMON STOCK USD.001	5,215
		COCA COLA CO/THE COMMON STOCK USD.25	5,153
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	3,503
		DANONE SPONS ADR ADR	5,206
		DEERE + CO COMMON STOCK USD1.0	5,259
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	5,588
		FACEBOOK INC CLASS A COMMON STOCK USD.000006	8,765
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	3,181
		MERCK + CO. INC. COMMON STOCK USD.5	2,457
		MICROSOFT CORP COMMON STOCK USD.00000625	6,241
		MONSTER BEVERAGE CORP COMMON STOCK	6,051
		NOVARTIS AG SPONSORED ADR ADR	3,429
		NOVO NORDISK A/S SPONS ADR ADR	5,423
		ORACLE CORP COMMON STOCK USD.01	9,266
		PROCTER + GAMBLE CO/THE COMMON STOCK	5,740
		QUALCOMM INC COMMON STOCK USD.0001	5,341
		REGENERON PHARMACEUTICALS COMMON STOCK USD.001	6,679
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	3,981
		SCHLUMBERGER LTD COMMON STOCK USD.01	2,955
		STARBUCKS CORP COMMON STOCK USD.001	6,116
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	4,276
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	1,860
		VARIAN MEDICAL SYSTEMS INC COMMON STOCK USD1.0	3,181
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	11,689
		YUM BRANDS INC COMMON STOCK	3,668
		YUM CHINA HOLDINGS INC COMMON STOCK USD.01	2,473
		Total Loomis Sayles	$183,264

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	AT+T INC COMMON STOCK USD1.0	$519
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	1,929
		APPLIED MATERIALS INC COMMON STOCK USD.01	1,277
		BANK OF NEW YORK MELLON CORP COMMON STOCK USD.01	2,180
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	1,096
		BECTON DICKINSON AND CO PREFERRED STOCK 05/20 6.125	383
		BOEING CO/THE COMMON STOCK USD5.0	2,592
		BRIGHTHOUSE FINANCIAL INC COMMON STOCK USD.01	632
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	1,310
		CVS HEALTH CORP COMMON STOCK USD.01	2,693
		CANADIAN NATURAL RESOURCES COMMON STOCK	1,071
		CANADIAN PACIFIC RAILWAY LTD COMMON STOCK	577
		CARNIVAL CORP COMMON STOCK USD.01	1,066
		CISCO SYSTEMS INC COMMON STOCK USD.001	3,671
		CITIGROUP INC COMMON STOCK USD.01	1,313
		COMCAST CORP CLASS A COMMON STOCK USD.01	1,854
		DOWDUPONT INC COMMON STOCK USD.01	2,368
		DUKE ENERGY CORP COMMON STOCK USD.001	1,260
		EQT CORP COMMON STOCK	545
		EQUITRANS MIDSTREAM CORP COMMON STOCK	543
		EVERGY INC COMMON STOCK	1,822
		EXXON MOBIL CORP COMMON STOCK	3,445
		FIFTH THIRD BANCORP COMMON STOCK	2,345
		FORTUNE BRANDS HOME + SECURI COMMON STOCK USD.01	1,318
		FRANKLIN RESOURCES INC COMMON STOCK USD.1	1,314
		GENERAL ELECTRIC CO COMMON STOCK USD.06	1,108
		GILEAD SCIENCES INC COMMON STOCK USD.001	1,434
		HESS CORP COMMON STOCK USD1.0	1,004
		HOLOGIC INC COMMON STOCK USD.01	1,448
		ILLINOIS TOOL WORKS COMMON STOCK USD.01	1,381
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	2,021
		JPMORGAN CHASE + CO COMMON STOCK USD1.0	5,712
		JOHNSON + JOHNSON COMMON STOCK USD1.0	3,031
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	2,788
		KOHLS CORP COMMON STOCK USD.01	717
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	917
		LOEWS CORP COMMON STOCK USD.01	1,746
		MAGNA INTERNATIONAL INC COMMON STOCK	1,486
		MARSH + MCLENNAN COS COMMON STOCK USD1.0	1,964
		MATTEL INC COMMON STOCK USD1.0	308

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	MERCK + CO. INC. COMMON STOCK USD.5	$3,775
		METLIFE INC COMMON STOCK USD.01	1,917
		MICROSOFT CORP COMMON STOCK USD.00000625	5,457
		MORGAN STANLEY COMMON STOCK USD.01	2,839
		NEWS CORP CLASS A COMMON STOCK USD.01	764
		NEXTERA ENERGY INC COMMON STOCK USD.01	143
		NEXTERA ENERGY INC PREFERRED STOCK 09/19 6.123	1,548
		OCCIDENTAL PETROLEUM CORP COMMON STOCK USD.2	2,128
		P G + E CORP COMMON STOCK	1,001
		PEPSICO INC COMMON STOCK USD.017	1,753
		PFIZER INC COMMON STOCK USD.05	4,536
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	2,044
		QUALCOMM INC COMMON STOCK USD.0001	2,725
		RAYTHEON COMPANY COMMON STOCK USD.01	1,075
		ROWE T PRICE GOV RES FD	2,818
		SL GREEN REALTY CORP REIT USD.01	1,028
		SEMPRA ENERGY COMMON STOCK	173
		SEMPRA ENERGY PREFERRED STOCK 01/21 6	1,048
		SEMPRA ENERGY PREFERRED STOCK 07/21 6.75	230
		SIGNATURE BANK COMMON STOCK USD.01	670
		SOUTHERN CO/THE COMMON STOCK USD5.0	3,088
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	2,231
		STERICYCLE INC COMMON STOCK USD.01	610
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,330
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	1,662
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	752
		TOTAL SA SPON ADR ADR	4,118
		TRANSCANADA CORP COMMON STOCK	2,406
		TWENTY FIRST CENTURY FOX B COMMON STOCK USD.01	3,664
		TYSON FOODS INC CL A COMMON STOCK USD.1	3,110
		US BANCORP COMMON STOCK USD.01	2,687
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	1,633
		UNITED TECHNOLOGIES CORP COMMON STOCK USD1.0	791
		VERIZON COMMUNICATIONS INC COMMON STOCK USD.1	3,528
		VULCAN MATERIALS CO COMMON STOCK USD1.0	346
		WALMART INC COMMON STOCK USD.1	2,343
		WELLS FARGO + CO COMMON STOCK USD1.666	5,240
		WEYERHAEUSER CO REIT USD1.25	1,333
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	560

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2018	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	BUNGE LTD COMMON STOCK USD.01	$1,481
		JOHNSON CONTROLS INTERNATION COMMON STOCK USD.01	2,111
		MEDTRONIC PLC COMMON STOCK USD.1	3,655
		NIELSEN HOLDINGS PLC COMMON STOCK EUR.07	1,085
		PERRIGO CO PLC COMMON STOCK EUR.001	961
		CHUBB LTD COMMON STOCK	3,132
		TE CONNECTIVITY LTD COMMON STOCK CHF.57	1,154
		US DOLLAR	(951)
		Total T. Rowe Price	$158,920

		Grand Total	$699,817

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits
EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2019

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Jacqueline Trapp
Jacqueline Trapp
Chair of the Southern California Edison Company
Benefits Committee